TAO Synergies Inc.

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

November 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	TAO Synergies Inc.

Registration Statement on Form S-3

Filed November 12, 2025

File No. 333-291468 (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, TAO Synergies Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Friday, November 21, 2025, at 5:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Jeffrey D. Cohan of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6710 with any questions regarding this request.

Very truly yours,

TAO SYNERGIES INC.

/s/ Robert Weinstein
Robert Weinstein
Chief Financial Officer, Secretary and Executive Vice President

cc:	Mintz, Levin. Cohn. Ferris. Glovsky and Popeo. P.C

Kenneth R. Koch, Esq.

Daniel A. Bagliebter, Esq.

Jeffrey D. Cohan, Esq.